UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



16021002

SEC Mail Processing Section
FEB 25 2016
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: MID-SHIP SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PARK AVENUE
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Gerber 212-984-0667
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name — if individual, state last, first, middle name)

60 Crossways Park Drive West	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

2A

OATH OR AFFIRMATION

I, Seth Gerber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-SHIP SECURITIES LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Seth Gerber
Signature

Chief Financial Officer
Title

Notary Public

Paulette Suzanne Fox
Notary Public, State of New York
No. 02FO6259804
Qualified in New York County
Commission Expires April 16, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Registered Public Accounting Firm on Exemption Report
- ☐ (p) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MID-SHIP SECURITIES LLC

Statement of Financial Condition
December 31, 2015



FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

MID-SHIP SECURITIES LLC

Contents

MAZARS

WeiserMazars

The Company's Statement of Financial Condition as of December 31, 2015, is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Report of Independent Registered Public Accounting Firm

To the Member
MID-SHIP SECURITIES LLC

We have audited the accompanying statement of financial condition of MID-SHIP SECURITIES LLC, as of December 31, 2015. This financial statement is the responsibility of MID-SHIP SECURITIES LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MID-SHIP SECURITIES LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 18, 2016

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

MID-SHIP SECURITIES LLC

Statement of Financial Condition

December 31, 2015	
Assets	
Cash	$346,549
Prepaid expenses	4,715
Fixed assets, at cost, less accumulated depreciation of $1,267	11,408
Total Assets	**$362,672**
Liabilities and Member's Equity	
Liabilities:	
Due to parent	**$ 38,837**
Accounts payable	**322**
Member's Equity	**323,513**
Total Liabilities and Member's Equity	**$362,672**

See accompanying notes to statement of financial condition.

1. Business

On September 3, 2015, MID-SHIP Capital LLC ("Member"), a Delaware limited liability company, purchased 100% of the membership interest in HSH N Financial Securities LLC ("Predecessor Company") from HSH Nordbank AG, a German banking corporation acting through its Cayman Islands Branch ("Predecessor Company Member" or "seller") pursuant to a Membership Interest Purchase Agreement entered into as of June 3, 2015 between the Member and the seller. The seller is the sole owner of 100% of the membership interest in the Predecessor Company. The Predecessor Company's name was subsequently changed to MID-SHIP SECURITIES LLC ("Company"), a Delaware limited liability company which is wholly-owned by the Member. The Company provides investment banking services to its customers. The Company is relying on its Member for continued financial support.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of ninety days or less when purchased, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Customer Transactions

The Company engages in investment banking activities with its customers. In the event a customer does not fulfill its obligation, the Company may be exposed to credit risk.

The Company monitors its exposure to credit risk.

Fair Value of Financial Instruments

The fair values of the Company's assets and liabilities, which qualify as financial instruments under U.S. GAAP, approximate the carrying amounts presented on the statement of financial condition.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Fair Value Measurement

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, such as, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could significantly differ from those estimates.

Income Taxes

The Company applies the provisions of ASC 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company is a single member limited liability company which is treated as a disregarded entity for U.S. tax purposes. As such, the Company does not file its own tax returns but includes net income/loss in the tax returns of its Member.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company has never experienced any losses related to these balances. Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

3. Related Party Transactions

Pursuant to an expense sharing agreement (the "Agreement") with the Member, the Company will receive various services from the Member. The Agreement is for a period of twelve months and is extended for successive one-year periods unless cancelled by either party, upon 30 days' written notice. These services consist of salary, healthcare, benefits, occupancy expenses, legal expenses & travel and marketing expenses incurred by the Company. In addition, the Company reimburses the Member for payments paid by the Member on behalf of the Company. In connection with this Agreement, the Company had an unpaid balance of $38,837 with the Member at December 31, 2015. In addition, the Company reimbursed the Member $1,166 for payments paid by the Member that was recorded as a prepaid expense on the Statement of Financial Condition. Lastly, the Company received capital contributions from the Member totaling $334,896 and the Predecessor Company made capital distributions to the Predecessor Company Member in the amount of $2,841,211.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $307,390 and a minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was .1274 to 1.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was issued. Management has determined that there are no material events that would require disclosure in the Company's financial statement.